EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AECOM

AECOM, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation on September 21, 2016 adopted a resolution that declared it advisable and in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to eliminate the supermajority voting provision related to business combinations contained in Article Eighth.

SECOND: That, on March 1, 2017, the Corporation’s 2017 annual meeting of stockholders was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment of the Corporation’s Certificate of Incorporation to eliminate the supermajority voting provision related to business combinations contained in Article Eighth.

THIRD: That Article Eighth of the Certificate of Incorporation of the Corporation be amended and restated in its entirety so that, as amended, said Article Eighth shall read as follows

EIGHTH: [Reserved for future use.]

FOURTH: That the aforesaid amendment to the Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That all other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this third day of March, 2017.

AECOM

By	/s/ David Y. Gan
Name:	David Y. Gan
Title:	Senior Vice President, Deputy General Counsel